                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           JAN BELL MARKETING, INC.
                               (Name of Issuer)

                       COMMON SHARES, $.0001 PAR VALUE
                        (Title of Class of Securities)

                                   470760109
                                (CUSIP Number)

                            Mr. K. Tucker Anderson
                             Cumberland Associates
                          1114 Avenue of the Americas
                           New York, New York 10036
                                (212) 536-9700
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                                 August 31, 1995
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement /x/.

                                 SCHEDULE 13D

CUSIP No. 470760109

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[ ]
                                                            b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.  SOLE VOTING POWER

                              None

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      1,270,000
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               292,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,562,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.1%

14.  TYPE OF REPORTING PERSON*
          PN, IA

Item 1.   Security and Issuer.
          This statement relates to the Common Shares, par value $.0001 per share (the "Common Stock" or the "Shares"), of Jan Bell Marketing, Inc. (the "Company"), which has its principal executive offices at 13801 N.W. 14th Street, Sunrise, Florida 33323.
Item 2.   Identity and Background.
          This statement is being filed by Cumberland Associates. Cumberland Associates is a limited partnership organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, nine securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates is 1114 Avenue of the Americas, New York, New York 10036.
          K. Tucker Andersen, Richard Reiss, Jr., Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the general partners (the "General Partners") of Cumberland Associates. The business address of each of the General Partners is the same as that of Cumberland Associates. Each of the General Partners is a citizen of the United States.
          Neither Cumberland Associates nor any of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
          As of the date hereof, Cumberland Associates held and beneficially owned 1,562,600* shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts was $7,848,930. Of this amount, Cumberland Associates invested approximately $5,788,862 on behalf of Cumberland Partners, $761,934 on behalf of LongView Partners and $1,298,134 on behalf of seven of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock by Cumberland Associates was a combination of investment capital contributed by Cumberland Partners, LongView Partners and the seven other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.

______________
* Includes (a) 10,600 shares of Common Stock held directly by K. Tucker Andersen, a general partner of Cumberland Associates, 600 shares of which Mr. Andersen holds as trustee under the Uniform Gifts to Minors Act and
     (b) 2,000 shares of Common Stock held directly by Glenn Krevlin, a general partner of Cumberland Associates.

          By virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") each of the General Partners may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted above. Except as set forth in footnote 1 above, none of the General Partners has independently invested any of his funds for the purpose of purchasing the Common Stock.
Item 4.   Purpose of Transaction.
          Cumberland Associates has purchased, on behalf of its discretionary accounts, the Common Stock in order to acquire an equity interest in the Company. As of the date hereof, Cumberland Associates is holding such Common Stock solely for investment and it has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Cumberland Associates may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of such Common Stock, if such sales and purchases would be desirable investments for the portfolios of its accounts.

Item 5.   Interest in Securities of the Issuer.
          As of the date hereof, Cumberland Associates beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:

          Number of Shares              Percentage*

          1,562,600 (1) (2)                 6.1%

          Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the 60 day period prior to the date of this filing.


____________
* Based on 25,734,481 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the thirteen weeks ended April 29, 1995, as filed with the Commission.

          (1) As to 1,270,000 Shares of which, there is sole power to dispose or to direct the disposition of such Shares; as to 292,600 Shares of which, there is shared power to dispose or to direct the disposition of such Shares because (x) in the case of 280,000 of the Shares, the seven other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days and (y) Cumberland Associates may be deemed a beneficial owner of (i) 10,600 Shares held by K. Tucker Anderson, 600 Shares of which are held by Mr. Anderson as trustee under the Uniform Gifts to Minors Act and (ii) 2,000 Shares held by Glenn Krevlin, as a result of Mr. Andersen's and Mr. Krevlin's status as general partners of Cumberland Associates.

          (2) Cumberland Associates has no voting power with respect to any of the Shares.

          In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates and except as set forth above, none of the General Partners is the beneficial owner of any Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Pursuant to management agreements with all of its accounts except Cumberland Partners and LongView Partners, Cumberland Associates receives (i) an annual management fee from some of its account holders and (ii) an incentive fee from all of its account holders based, in the case of some of the account holders, on the net appreciation during the preceding fiscal or calendar year in the value of the securities in the account and, in the case of other account holders, on the account's taxable income during the preceding fiscal or calendar year. In the case of the accounts of Cumberland Partners and LongView Partners, Cumberland Associates received an annual management fee from each such account holders which does not include an incentive fee.
          Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the General Partners and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.   Material to be Filed as Exhibits.

          No Exhibits are filed herewith.
          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     September 11, 1995

                         CUMBERLAND ASSOCIATES



                         By: /s/ K. Tucker Andersen
                             K. Tucker Andersen
                             General Partner

                                  APPENDIX A*


1.  TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES


  DATE OF        NO. OF UNITS        NO. OF UNITS      PRICE PER
TRANSACTION        PURCHASED             SOLD             UNIT

  9/6/95            95,000                              3 5/8
  9/1/95               500                              3 5/8
  8/31/95          600,000                              3 5/8
  8/31/95           37,900                              3.6054
  8/30/95           80,500                              3.4655
  8/29/95            9,400                              3.4408
  8/28/95           29,400                              3.5502
  8/25/95           68,500                              3.5883
  8/24/95           50,000                              3.4031
  8/22/95            5,000                              3 1/2
  8/21/95           73,500                              3.4755
  8/21/95          100,000                              3 1/2
  8/18/95            1,200                              3 1/8
  8/17/95           25,500                              2.6348


________________
 * Each of the transactions set forth in this Appendix was a regular way transaction.